UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42254

Rezolve AI Limited

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 23, 2025 (the “Effective Date”), Rezolve AI Ltd. (the “Company”) entered into a senior-secured term-loan facility (the “Facility”) with Joh. Berenberg, Gossler & Co. KG, a financial institution established under the laws of the Federal Republic of Germany (the “Lender”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Facility.

The committed amount of the Facility is $30,000,000 (the “Committed Amount”). The Company may draw the Committed Amount, in full but not in part, until February 20, 2025 upon the satisfaction or waiver of certain customary conditions precedent.

Following a draw of the Committed Amount, the Company must repay the Facility in five (5) monthly installments of $6,000,000 beginning on August 15, 2025. If the Company fails to make a scheduled repayment, a 5% fee will be added to the outstanding balance remaining under the Facility. The Company may, in its sole discretion, make prepayments of at least $3,000,000.

The Facility bears no interest. However, the Company will pay a $3,000,000 arrangement fee to the Lender on the earlier of (i) the drawing the Committed Amount and (ii) February 21, 2025. The arrangement fee will be deducted from the Committed Amount disbursed to the Company. As set forth in the Facility, the arrangement fee will be reduced in connection with any prepayments made by the Company.

In connection with the Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Company has also agreed to repay the Facility in accordance with the amortization schedule described above, beginning on August 15, 2025, and may use the proceeds it receives under or in connection with that certain Second Amended and Restated Standby Equity Purchase Agreement entered with YA II PN, Ltd. on September 6, 2024 to do so.

The Facility contains customary events of default for similar financing transactions, including, among other things, if a change of control of the Company occurs. At any time after an event of default, the Lender may accelerate and make payable all or part of the Facility. The Facility is governed by the laws of Germany, and the courts of Hamburg have exclusive jurisdiction over any disputes arising out of or in connection with the Facility.

Lender or its affiliates have in the past provided and may from time to time in the future provide, investment banking and other services to the Company.

The foregoing description of the Facility does not purport to be complete and is qualified in its entirety by the full text of the Facility, which is incorporated by reference herein and attached herewith as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

On January 29, 2025, the Company issued a press release announcing the Facility. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
10.1	Loan Agreement, dated January 23, 2025, between Rezolve AI Ltd., as borrower, and Joh. Berenberg, Gossler & Co. KG, as lender.
99.1	Press Release, dated January 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 29, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman